EXHIBIT 11.7

Letter of Resignation

Board of Directors
iVoice, Inc. and iVoice Innovations, Inc.
750 Highway 34
Matawan, NJ 07747

I, Jerome Mahoney, hereby resign as a member of the Board of Directors of iVoice, Inc. and iVoice Innovations, Inc. effective on the date hereof.

I, Jerome Mahoney, hereby resign as President, Secretary and Chief Executive Officer of iVoice, Inc. effective on the date hereof.

By:	/s/ Jerome Mahoney
Jerome Mahoney

Dated: January 5, 2012